Filed Pursuant to Rule 424(b)(3)
File Number 333-143809

PROSPECTUS SUPPLEMENT NO. 1

Prospectus Supplement dated August 14, 2007

to Prospectus declared

effective on July 20, 2007

(Registration No. 333-143809)

AVERION INTERNATIONAL CORP.

This Prospectus Supplement No. 1 supplements our Prospectus dated July 20, 2007.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 1 together with the Prospectus.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-QSB of Averion International Corp., for the quarter ended June 30, 2007, as filed on August 14, 2007 with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “AVRO.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 14, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 000-50095

AVERION INTERNATIONAL CORP.

(Exact Name of Small Business Issuer as Specified in Its Charter)

Delaware	20-4354185
(State or Other Jurisdiction of Incorporation or	(IRS Employer Identification No.)
Organization)

225 Turnpike Road,
Southborough, Massachusetts	01772
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s Telephone Number, Including Area Code: (508) 597-6000

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Common Stock, $0.001 par value per share, 750,000,000 shares authorized, 498,629,330 issued and outstanding as of August 1, 2007.

Transitional Small Business Disclosure Format (Check one):   Yes ☐   No ☒

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

As prescribed by Item 310 of Regulation S-B, the unaudited interim financial statements have been prepared to reflect all adjustments which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim periods presented and are of a normal and recurring nature. Our unaudited financial statements for the three and six months ended June 30, 2007, follow.

AVERION INTERNATIONAL CORP.

Consolidated Balance Sheets

	June 30, 2007	December 31, 2006
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$6,955,615	$8,097,577
Restricted cash - investigator advances	146,251	—
Accounts receivable (net of allowance for doubtful accounts of $150,512 and $170,798 for 2007 and 2006, respectively)	5,091,138	5,788,398
Costs and estimated earnings in excess of related billings on uncompleted contracts	1,587,264	1,907,745
Prepaid and other current assets	542,521	808,683
Total Current Assets	14,322,789	16,602,403
Property and equipment, net	1,527,851	1,434,305
Goodwill	21,967,579	21,967,579
Finite life intangibles (net of accumulated amortization of $969,167 and $570,041 for 2007 and 2006, respectively)	4,213,834	4,612,959
Deposits	143,364	144,342
Total Assets	$42,175,417	$44,761,588

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$1,204,775	$956,175
Accrued payroll and employee benefits	1,030,516	1,299,342
Current portion of capital lease obligations	28,359	26,910
Current portion of notes payable	1,006,403	978,031
Customer Advances	1,573,847	1,043,384
Billings in excess of costs and estimated earnings on uncompleted contracts	2,889,358	3,985,114
Deferred rent	536,147	557,163
Other accrued liabilities	1,866,481	1,098,136
Total Current Liabilities	10,135,886	9,944,255
Long-term capital lease obligations, less current portion	27,339	41,636
Notes payable, less current portion	5,853,298	6,213,795
Total Liabilities	16,016,523	16,199,686

Commitments and contingencies

Stockholders’ Equity:
Common stock, $.001 par value, 750,000,000 shares authorized, 498,504,330 shares issued and outstanding	$498,504	$498,379
Convertible warrants	164,000	164,000
Common stock to be issued	856,738	837,363
Additional paid-in capital	35,609,757	35,466,055
Other comprehensive loss	(22,449)	(7,075)
Retained deficit	(10,947,655)	(8,396,820)
Total Stockholders’ equity	26,158,894	28,561,902
Total Liabilities and Stockholders’ Equity	$42,175,417	$44,761,588

The accompanying notes are an integral part of these consolidated financial statements.

AVERION INTERNATIONAL CORP.

Consolidated Statements of Operations

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Net service revenue	$9,273,999	$4,746,420	$18,077,674	$9,490,958
Reimbursement revenue	541,303	176,591	1,029,397	391,051
Total revenue	9,815,302	4,923,011	19,107,071	9,882,009

Operating expenses:
Direct expenses	5,773,252	3,293,072	11,696,826	6,901,534
Reimbursable out-of-pocket expenses	541,303	176,591	1,029,397	391,051
Sales, general and administrative expenses	3,458,820	2,253,023	7,085,654	4,309,375
Depreciation and amortization expense	376,809	112,465	755,347	222,799
Restructuring charges	242,371	—	1,012,855	—
Total operating expenses	10,392,555	5,835,151	21,580,079	11,824,759
Net operating loss	(577,253)	(912,140)	(2,473,008)	(1,942,750)

Other income (expense):
Interest income	80,787	70,409	178,022	134,451
Interest expense	(146,704)	(11,669)	(293,972)	(21,057)
Other	36,065	—	38,123	—
Total other income (expense)	(29,852)	58,740	(77,827)	113,394

Loss before income taxes	(607,105)	(853,400)	(2,550,835)	(1,829,356)
Income taxes	—	—	—	—
Net loss	$(607,105)	$(853,400)	$(2,550,835)	$(1,829,356)
Weighted average number of common shares outstanding - basic and fully-diluted	498,466,957	60,448,875	498,423,137	60,448,875
Net loss per share - basic and fully-diluted	$(0.00)	$(0.01)	$(0.00)	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

AVERION INTERNATIONAL CORP.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended
	June 30, 2007	June 30, 2006
Cash flows from operating activities
Net loss	$(2,550,835)	$(1,829,356)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	356,221	64,297
Amortization of finite life intangibles	399,125	158,502
Amortization of deferred rent	(21,016)	61,959
Bad debt expense	91,000	—
Stock based compensation	163,202	233,275
Changes in assets and liabilities:
Restricted cash - investigator advances	(146,251)	—
Accounts receivable	607,457	105,291
Costs and estimated earnings in excess of related billings on uncompleted contracts	323,378	(238,490)
Prepaid and other current assets	238,650	(38,715)
Deposits	—	(103,181)
Accounts Payable	244,255	214,107
Accrued payroll and employee benefits	(270,309)	99,419
Customer advances	530,463	598,757
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,095,756)	(132,369)
Other accrued liabilities	771,098	22,435
Net cash used by operating activities	(359,318)	(828,939)

Cash flows from investing activities
Purchase of property and equipment	(448,312)	(112,514)
Other	29,482	—
Net cash used by investing activities	(418,830)	(112,514)

Cash flows from financing activities
Payments on capital lease obligation	(643)	(1,721)
Payments on notes payable	(344,331)	(30,555)
Net cash used by financing activities	(344,974)	(32,276)
Effect of exchange rate changes on cash	(18,840)	—

Net decrease in cash and cash equivalents	(1,141,962)	(973,729)
Cash and cash equivalents, beginning of period	8,097,577	6,414,770
Cash and cash equivalents, end of period	$6,955,615	$5,441,041

The accompanying notes are an integral part of these consolidated financial statements.

AVERION INTERNATIONAL CORP.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF BUSINESS

NATURE OF BUSINESS

Averion International Corp. and its consolidated subsidiaries are referred to throughout this report as “we,” “us,” “our,” and the “Company.”

Averion International Corp. was organized under the name Clinical Trials Assistance Corporation (“Clinical Trials”) by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on April 22, 2002. On June 14, 2004, Clinical Trials acquired IT&E International Corporation and amended its Articles of Incorporation to change the corporate name from Clinical Trials to IT&E International Group. In November 2005, we acquired the assets of Millennix, Inc. (“Millennix”), a contract research organization (“CRO”) that provides comprehensive clinical research services for Phase I through Phase IV clinical trials in oncology. On March 2, 2006, we reincorporated into Delaware and filed a Certificate of Incorporation to change our corporate name to IT&E International Group, Inc. On July 31, 2006, we acquired Averion Inc., a CRO that provides clinical research services for Phase I through Phase IV clinical trials, with a focus in medical devices, oncology, dermatology, nephrology and other complex medical conditions. In addition, we expanded our CRO operations into Europe in August 2006, when we started our European operation with the acquisition of Pengetank 253.  Subsequent to the acquisition, the name of Pengetank 253 was changed to Averion Europe GmbH.  On September 21, 2006, we filed an amendment to our Certificate of Incorporation to change our name to Averion International Corp.  In connection with our name change, our stock trading symbol was changed from “ITER.OB” to “AVRO.OB.”

We are a CRO focused on providing our clients with services and solutions throughout the drug development process. We operate in two business segments: clinical research and staffing services. We serve a variety of clients in the pharmaceutical, biotechnology and medical device industries.

2.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited financial statements for the three months and six months ended June 30, 2007 and 2006, respectively, should be read in conjunction with the Company’s latest Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2007.  These financial statements are unaudited but reflect all adjustments that, in our opinion, are necessary to fairly present our financial position and results of operations.  All adjustments are of a normal and recurring nature unless otherwise noted.  These financial statements, including the notes, have been prepared in accordance with generally accepted accounting principles (“GAAP”) and in accordance with the applicable rules of the SEC, but do not include all of the information and disclosures required by GAAP for complete financial statements.  The operating results for the three months and six months ended June 30, 2007 may not necessarily be indicative of the results that may be expected for other quarters or for the year ending December 31, 2007.

Certain amounts in the December 31, 2006 financial statements and in the June 30, 2006 unaudited financial statements have been reclassified to conform to the presentation of the June 30, 2007 financial statements.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Averion International Corp. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are primarily recognized on a time-and-materials or percentage-of-completion basis.  Revenues are recognized when the following four criteria are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the fee is fixed and determinable; and (d) collectibility is reasonably assured.

Service revenues from time-and-materials arrangements are generally recognized as hours are worked, multiplied by the applicable hourly rate.  Service revenues from unit based and fixed price arrangements are generally recognized on a percentage-of-completion basis.  Under all arrangement types, original contract estimates may require modifications due to revisions in the scope of work or other factors.  Modified amounts are included in revenue when the work is performed and realization is assured.  Costs are not deferred in anticipation of contract modifications, but instead are expensed as incurred.

Service revenues recognized are subject to revisions as the contract progresses to completion.  Because of the inherent uncertainties in estimating costs, it is reasonably possible that the estimated contract costs will change in the near term and may have a material adverse impact on our financial performance.  Revisions in our contract estimates are reflected in the period in which the change in estimate first becomes known.  In the event that actual costs exceed our estimated costs, future margins may be affected, absent our ability to negotiate a contract modification.  Provisions for estimated losses on individual contracts are made in the period in which the loss first becomes known.

We comply with Financial Accounting Standards Board Emerging Issues Task Force Rule No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the client on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration is allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. During the six months ended June 30, 2007 and 2006, respectively, our contracts were primarily time and material contracts devoted to a specific deliverable rather than to multiple deliverables.

In general, amounts become billable to the customer pursuant to contractual terms such as, for example, upon achievement of milestones or in accordance with predetermined payment schedules. Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized to date that was not billed at the balance sheet date. The majority of these amounts were billed in the subsequent month.

Billings in excess of costs and estimated earnings on uncompleted contracts represent amounts billed to customers for which revenue has not been recognized at the balance sheet date.

The majority of contracts can be terminated by the customer either immediately or upon notice. The contracts generally provide for recovery of costs incurred, including the costs to wind down the study, and payment of fees earned to date.

RESTRICTED CASH - INVESTIGATOR ADVANCES

We often receive payments from our clients as part of long-term contracts which require a separate cash account to be utilized for payment of investigator fees.  As of June 30, 2007, the balance of these amounts totaled $0.1 million.  These amounts are included in customer advances in the accompanying balance sheets.

COLLECTIBILITY OF ACCOUNTS RECEIVABLE

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of clients to make required payments. This allowance is based on current accounts receivable, historical collection experience, current economic trends, and changes in client payment patterns. Management reviews the outstanding receivables on a monthly basis to determine collectibility and to determine if proper reserves are established for uncollectible accounts. Receivables that are deemed to not be collectible are written off against the allowance for doubtful accounts.

REIMBURSABLE OUT-OF-POCKET EXPENSES

On behalf of our clients, we pay fees and other out-of-pocket costs for which we are reimbursed at cost, without mark-up or profit. Effective January 1, 2002, in connection with the required implementation of Financial Accounting Standards Board Emerging Issues Task Force Rule No. 01-14 (“EITF 01-14”), “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” out-of-pocket costs are now included in operating expenses, while the reimbursements received are reported separately as reimbursement revenue in the unaudited Consolidated Statements of Operations.

In accordance with the Financial Accounting Standards Board Emerging Issues Task Force Rule No. 99-19 (“EITF 99-19”), “Reporting Revenue Gross as a Principal versus Net as an Agent,” as is customary in the industry, we exclude from revenue and expense in the unaudited Consolidated Statements of Operations fees paid to investigators and the associated reimbursement where we act as an agent on behalf of company sponsors with regard to such payments. These investigator fees are not reflected in our reimbursement revenue or reimbursable out-of-pocket expenses. The amount of investigator fees paid were $1.0 million and $0.1 million for the six months ended June 30, 2007 and 2006, respectively.

CONCENTRATION OF CREDIT RISK

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and costs and estimated earnings in excess of related billings on uncompleted contracts. Our clients consist primarily of a small number of companies within the pharmaceutical, biotechnology and medical device industries. These industries may be affected by general business and economic factors, which may impact accounts receivable, and costs and estimated earnings in excess of billings on uncompleted contracts.  As of June 30, 2007, the total of gross accounts receivable and costs in excess of related billings on uncompleted contracts was $6.8 million. Of this amount, approximately 17% was due from one customer. As of December 31, 2006, the total of gross accounts receivable and costs in excess of related billings on uncompleted contracts was $7.9 million. Of this amount, approximately 36% was due from one customer. Management believes that concentrations of credit risk with respect to our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts are mitigated, to some degree, because a majority of our exposure is with large, well established companies.

FINITE LIFE INTANGIBLE ASSETS

The company accounts for finite life intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Accordingly, finite life intangibles are amortized over their estimated useful lifes which range between 1 and 10 years. This standard requires that finite life intangibles be tested for impairment at least annually. Any such impairment is required to be recorded as a charge to operations. At June 30, 2007 and 2006, respectively, the Company had no impairment in the carrying value of its finite life intangibles.

GOODWILL

The Company accounts for goodwill as an indefinite life intangible asset in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”  As such, the standard requires that goodwill be tested for impairment at least annually. Any such impairment is required to be recorded as a charge to operations.  At June 30, 2007 and 2006, respectively, the Company had no impairment in the carrying value of its goodwill.

STOCK-BASED COMPENSATION

Effective January 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), using the Modified Prospective Approach. SFAS 123R revises SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). SFAS No. 123R requires the costs for all share-based payments to employees, including grants of employee stock options, to be recognized in financial statements based on their fair values at grant date, or the date of later modification, over the requisite period. In addition, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite period.

INCOME TAXES

Deferred income taxes are provided under the liability method. The liability method requires that deferred tax assets and liabilities be determined based on the difference between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.  In estimating future tax consequences, we generally consider all expected future events other than the enactment of changes in tax law or rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

FIN No. 48

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN48”), effective for fiscal years beginning after December 15, 2006.  FIN48 prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing, and measuring tax positions for financial statement purposes, and requires companies to make disclosures about uncertain tax positions, including detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition.  The Company adopted the provisions of FIN48 on January 1, 2007.  The adoption of FIN 48 did not have a material impact on our financial position or results of operations.

At January 1, 2007, the Company had unrecognized tax benefits of $2.9 million. The Company has a valuation allowance against the full amount of its net deferred taxes.  It is the Company’s policy to provide a valuation allowance against deferred tax assets when it is more likely than not that some portion, or all of, its deferred tax assets will not be realized.  Future changes to the unrecognized tax benefit will not have a material impact on the Company’s effective tax rate due to the existence of the full valuation allowance.  The Company does not reasonably anticipate the unrecognized tax benefit to change significantly within the next twelve months.

It is the Company’s policy to file its tax returns as prescribed by the tax laws of the jurisdictions in which it operates.  The Company is currently not under examination by any federal, state or local taxing jurisdiction.  The 2002 to 2006 tax years for which the Company has filed tax returns with federal, state and local taxing jurisdictions remain subject to examination.  In the normal course of business, the Company conducts operations in various state and local taxing jurisdictions.  The Company may have exposure for examination or tax assessment by a state or local taxing jurisdiction where it has not historically filed tax returns. The Company believes any such potential tax assessment would not have a material impact on the financial position or the results of operations of the Company.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact of adopting SFAS No. 157; however, we do not expect it to have a material impact on our consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value.  This standard also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact of adopting SFAS No. 159; however, we do not expect it to have a material impact on our consolidated financial statements.

3.             SUPPLEMENTAL PROFORMA INFORMATION

The results of operations for the six months ended June 30, 2006 do not include the results of Averion Inc. as the date of acquisition was July 2006.  Had we acquired Averion Inc. on January 1, 2006, our total revenues would have been $18.8 million, an increase of $8.9 million, for the six months ended June 30, 2006. Our net loss for the six months ended June 30, 2006 would have been $2.7 million, an increase in our net loss of $0.9 million, and our net loss per share would have decreased to $0.02 per basic and fully diluted share primarily due to an increase in the proforma weighted average number of common shares outstanding.

4.             NOTES PAYABLE

We assumed notes payable to Millennix employees as a part of the Millennix acquisition. In addition, as part of the Averion Inc. merger, promissory notes were issued to the Averion Inc. shareholders. These notes, with interest payable monthly at the prime rate of interest (8.25% as of June 30, 2007), mature at various times over the next five years.

Aggregate maturities of debt as of June 30, 2007 are as follows:

2007	$645,916
2008	513,785
2011	5,700,000
Total notes payable	$6,859,701

5.             SHARE-BASED COMPENSATION

During the first quarter of fiscal 2006 the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, SFAS No. 123R, “Share-Based Payment,” (“SFAS No. 123R”). The Company elected the Modified-Prospective Approach, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date for all stock-based awards made to employees and directors based on the fair value of the award using an option-pricing model and is recognized as expense over the requisite service period, which is generally the vesting period. SFAS No. 123R supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) for periods beginning in fiscal year 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No.107”) providing supplemental implementation guidance for SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

The grant date fair value of each stock option is based on the underlying price on the date of grant and is determined using an option pricing model. The option pricing model requires the use of estimates and assumptions as to (a) the expected volatility of the price of the stock underlying the stock option, (b) the expected life of the option, (c) the risk free interest rate for the expected life of the option, and (d) forfeiture rates. The Company is currently using the Black-Scholes option pricing model to determine the grant date fair value of each stock option.

The risk free rate used by the Company is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on its equity awards.  The Company does not anticipate paying any cash dividends in the foreseeable future.  The Company estimates the expected term of options granted by taking the average of the vesting term and the contractual term of the option and other factors. The Company estimates the volatility of its common stock by using historical volatility that the Company believes is the best representative of its future volatility in accordance with SAB 107.  Forfeiture rates are estimated based upon past voluntary termination behavior and past option forfeitures.  The options granted have a contractual term of ten years.

In accordance with SAB 107, the valuation assumptions for the six month periods ended June 30 are presented below:

	2007	2006
Risk free interest rate	4.6%	5.0%
Expected dividend yield	—	—
Expected term	4.0 years	3.7 years
Expected volatility	85%	85%
Forfeiture rate	50%	50%

A summary of stock option activity for the six months ended June 30, 2007 is presented below:

	Shares	Range of Exercise prices	Approximate Weighted- average exercise price
Outstanding at December 31, 2006	29,209,128	$0.09-0.25	$0.17
Granted	20,984,500	$0.14-0.17	$0.15
Exercised	(499)	$0.17	$0.17
Cancelled	(8,772,011)	$0.10-0.25	$0.18
Outstanding at June 30, 2007	41,421,118	$0.09-0.25	$0.16
Exercisable at June 30, 2007	4,400,754	$0.09-0.25	$0.13

The weighted-average fair value of options granted during each of the six month periods ended June 30, 2007 and 2006, respectively, using the Black-Scholes method was $0.10 per share.  The weighted-average remaining contractual life of the options outstanding at June 30, 2007 was 8.9 years.  The weighted-average remaining contractual life of exercisable options at June 30, 2007 was 6.1 years.  The fair value of the options vested during the six months ended June 30, 2007 and 2006 was approximately $0.3 million and $0.1 million, respectively.

For each of the six months ended June 30, 2007 and 2006, the adoption of SFAS No. 123R resulted in incremental stock-based compensation expense of $0.2 million, or $0.00 on a basic and fully diluted earnings per share basis.  As of June 30, 2007, there was $1.2 million of total unrecognized compensation cost related to unvested share based compensation awards granted under the stock option plans. This cost is expected to be recognized over a weighted average period of 3 years.  The intrinsic value of options outstanding at June 30, 2007 was $0.5 million.

At June 30, 2007, 58,578,383 shares remained available for future issuance or grant under the Company’s 2005 Equity Incentive Plan. The Company has a policy of issuing new shares to satisfy share option exercises.

6.             EARNINGS PER SHARE

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.”  Basic earnings per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period.  Fully diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the dilutive effect of outstanding stock options and warrants.  Stock options and warrants outstanding are not included in the table below because of their anti-dilutive effect for the six months ended June 30, 2007 and 2006.

The net loss and weighted average common and common equivalent shares outstanding for purposes of calculating net loss per common share for the six months ended June 30 were computed as follows:

	2007	2006
Net loss	$(2,550,835)	$(1,829,356)
Weighted average number of common shares outstanding used in computing basic loss per share	498,423,137	60,448,875
Dilutive effect of stock options and warrants outstanding	—	—
Weighted average shares used in computing fully diluted loss per share	498,423,137	60,448,875
Basic loss per share	$(0.00)	$(0.03)
Fully diluted loss per share	$(0.00)	$(0.03)

7.             REPORTABLE SEGMENTS

The Company has adopted the provisions of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes standards for reporting business segment information. We operate in two business segments: clinical research and staffing services and serve a variety of clients in the pharmaceutical, biotechnology and medical device industries.

Our clinical research segment assists our clients with strategic and regulatory planning, clinical trial design and protocol development, investigator qualification and recruitment, site identification and management, clinical trial implementation and management, data management, biometrics and reporting. We have the resources to directly implement or manage Phase I through Phase IV clinical trials and have clinical trial experience across a wide variety of therapeutic areas, including oncology, dermatology, nephrology and medical devices.  Our staffing services segment assists our clients by providing them the expertise necessary to evaluate, structure, implement and maintain effective quality programs and processes that ensure compliance with FDA regulations throughout the product development and manufacturing lifecycle.

We included the cost of corporate accounting, legal, investor relations, insurance, board expenses, SEC filing and compliance, and share based compensation in our corporate operating expenses during the six month periods ended June 30, 2007 and 2006.  These amounts are included in sales, general and administrative expenses in the unaudited Consolidated Statements of Operations.  We included certain cash equivalents in corporate assets.

The segment data is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Total revenues:
Clinical research	$8,179,443	$1,517,976	$15,401,967	$2,788,990
Staffing services	1,635,859	3,405,035	3,705,104	7,093,019
Total revenues	$9,815,302	$4,923,011	$19,107,071	$9,882,009

Operating income/(loss):
Clinical research	$816,773	$(45,747)	$804,144	$(107,097)
Staffing services	(354,376)	(270,769)	(565,017)	(687,952)
Corporate	(797,279)	(687,118)	(1,699,280)	(1,147,701)
Restructuring charges	(242,371)	—	(1,012,855)	—
Total operating loss	$(577,253)	$(912,140)	$(2,473,008)	$(1,942,750)

	June 30, 2007	December 31, 2006
Total assets:
Clinical research	$35,729,724	$36,098,833
Staffing services	1,038,395	2,055,657
Corporate	5,407,298	6,607,098
Total assets	$42,175,417	$44,761,588

8.             COMMITMENTS AND CONTINGENCIES

We are involved in various legal actions arising in the normal course of our business. We believe that the outcome of these matters will not have a material adverse effect on our financial position or results of operation.

9.             INCOME TAXES

Inasmuch as the Company had losses in the six months ended June 30, 2007, there was no accrual of income taxes.  The Company has established a full valuation allowance against any future benefit of these losses.

10.          COMPREHENSIVE LOSS

A reconciliation of comprehensive loss in accordance with SFAS No. 130, “Reporting Comprehensive Income” is as follows for the six month period ended June 30:

	2007	2006
Net Loss	$(2,550,835)	$(1,829,356)
Foreign currency translation adjustment	(15,374)	—
Comprehensive Loss	$(2,566,209)	$(1,829,356)

11.          RELATED PARTY TRANSACTIONS

 During the six months ended June 30, 2007, we paid (i) $69,000 to SCI Inc., an entity controlled by Fred Sancilio, a director of the Company, for consulting expenses, (ii) $30,000 to Alastair McEwan, a director of the Company, for his services as a consultant to the Company, and (iii) $20,000 to ComVest Group Holdings, LLC, an affiliate of ComVest, for professional services provided to the Company.

12.          RESTRUCTURING CHARGES

We have implemented plans to reduce our workforce in order to improve operating efficiencies and reduce costs across our business.  We expect these changes to allow us to better compete in the marketplace. Under such plans, our active clinical research employee base declined by approximately 13%. The reduction of our workforce was completed during the six months ended June 30, 2007.  We incurred $1.0 million of restructuring charges for associated pay and benefits for affected personnel in the six months ended June 30, 2007.  During this period, we made associated payments of $0.4 million and had payment obligations of $0.6 million as of June 30, 2007.  We expect to make the remainder of the associated payments over the next 9 months.  Through these reductions, we expect to generate savings in annualized operating expenses of approximately $2.5 million.

We have also implemented plans to restructure our staffing services segment in order to improve operating efficiencies and reduce costs.  Under such plan, we reduced our staffing services employee base.  We incurred $0.3 million of restructuring charges for associated pay and benefits for affected staffing services personnel in the six months ended June 30, 2007.  As of June 30, 2007, we had payment obligations of $0.3 million.  We expect to make the associated payments over the next 12 months.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The information discussed below is derived from the unaudited consolidated financial statements included in this Form 10-QSB for the six months ended June 30, 2007, and should be read in conjunction therewith. Our results of operations for a particular quarter may not be indicative of results expected during subsequent quarters or for the entire year.

Company Overview

We are a CRO focused on providing our clients with services and solutions throughout the drug development process. We operate in two business segments: clinical research and staffing services. We serve a variety of clients in the pharmaceutical, biotechnology and medical device industries.

We are in the process of seeking other complimentary businesses to acquire so that we can expand our geographic presence and CRO capabilities.  We believe the opportunity to build our business through the acquisition of established CROs will allow us to more efficiently provide a multitude of services than would be possible if we were to build such services internally. We intend to pursue this strategy to improve our market position within the CRO industry.

Future acquisitions could result in us needing to incur additional debt or sell or issue additional equity to fund the transactions. Analysis of new business opportunities and evaluation of new business strategies will be undertaken by or under the supervision of our board of directors. In analyzing prospective acquisition opportunities, management will consider, to the extent applicable, the available technical, financial and managerial resources of any given business venture. We will also consider the nature of present and expected competition, potential advances in research and development, the potential for growth and expansion, the likelihood of sustaining a profit within given time frames, the perceived public recognition or acceptance of products, services, trade or service marks, name identification, and other relevant factors.

We intend to analyze all relevant factors and make a determination based on a composite of available information, without reliance on any single factor. The period within which we will decide to participate in a given business venture cannot be predicted and will depend on certain factors, including the time involved in identifying businesses, the time required for us to complete our analysis of such businesses, the time required to raise the funds required for the transaction, if necessary, and the time required to prepare appropriate documentation and other circumstances.

Our industry continues to be dependent on the research and development efforts of pharmaceutical and biotechnology companies as major clients, and we believe this dependence will continue. Our clients consist of pharmaceutical, biotechnology and medical device companies. With the strategic acquisition of Averion Inc. in 2006, we have expanded our customer base, which has diluted some of the financial impact of having a significant portion of our revenues concentrated solely with a few key clients. For the six months ended June 30, 2007, 33% of our total net service revenues were from three (3) clients, representing 15%, 10% and 8% of total net service revenues, respectively. For the six month period ended June 30, 2006, 40% of our total net service revenues were from three (3) clients, representing 23%, 10%, and 7% of total net services revenues, respectively.  Although the acquisition of Averion Inc. has expanded our client base and increased our revenues, the loss of business from any of our major clients could have a material adverse effect on our financial condition and results of operations.

Our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results of operations. Because we generate a large proportion of our revenues from services performed at hourly rates, our revenue in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one period can fluctuate depending upon, among other things, the number of weeks in the period, the number and related contract value of ongoing client engagements, the commencement, postponement and termination of engagements in the period, the mix of revenue, the extent of cost overruns, employee hiring, employee utilization, vacation patterns, exchange rate fluctuations and other factors.

Additionally, the cancellation or delay of contracts, the ability to retain and attract qualified staff and cost overruns could have short-term adverse affects on our business and financial statements. Fluctuations in the ability to maintain large client contracts or to enter into new contracts could hinder our long-term growth.

Backlog

Our clinical research backlog consists of anticipated net service revenue from uncompleted projects which have been authorized by the client, through a written contract or letter of intent.  Many of our studies and projects are performed over an extended period of time, which may be several years.  Amounts included in backlog have not yet been recognized as net service revenue in our consolidated statement of operations.  Once contracted work begins, net service revenue is recognized over the life of the contract on a fee for service or percentage completion basis.  The recognition of net service revenue reduces our backlog while the awarding of new business increases our backlog.  Our backlog for clinical research services was approximately $43.9 million at June 30, 2007, representing an increase of approximately $8.3 million from backlog of $35.6 million at December 31, 2006.

We believe that our backlog as of any date may not necessarily be a meaningful predictor of future results because backlog can be affected by a number of factors including the size and duration of contracts, many of which are performed over several years. Additionally, contracts may be delayed or cancelled during the course of a study. For these reasons, we might not be able to fully realize our entire backlog as net service revenue.

Significant Accounting Policies and Estimates

The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto.

Our unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates its judgments and estimates. Management bases its judgments and estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management considers the following policies to be most critical in understanding the more complex judgments that are involved in preparing our unaudited consolidated financial statements and the uncertainties that could affect our results of operations and financial condition.

Revenue Recognition

Revenues are primarily recognized on a time-and-materials or percentage-of-completion basis.  Revenues are recognized when the following four criteria are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the fee is fixed and determinable; and (d) collectibility is reasonably assured.

Service revenues from time-and-materials arrangements are generally recognized as hours are worked, multiplied by the applicable hourly rate.  Service revenues from unit based and fixed price arrangements are generally recognized on a percentage-of-completion basis.  Under all arrangement types, original contract estimates may require modifications due to revisions in the scope of work or other factors.  Modified amounts are included in revenue when the work is performed and realization is assured.  Costs are not deferred in anticipation of contract modifications, but instead are expensed as incurred.

Service revenues recognized are subject to revisions as the contract progresses to completion.  Because of the inherent uncertainties in estimating costs, it is reasonably possible that the estimated contract costs will change in the near term and may have a material adverse impact on our financial performance.  Revisions in our contract estimates are reflected in the period in which the change in estimate first becomes known.  In the event that actual costs exceed our estimated costs, future margins may be affected, absent our ability to negotiate a contract modification.  Provisions for estimated losses on individual contracts are made in the period in which the loss first becomes known.

We comply with Financial Accounting Standards Board Emerging Issues Task Force Rule No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the client on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration is allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. During the six months ended June 30, 2007 and 2006, respectively, our contracts were primarily time and material contracts devoted to a specific deliverable rather than to multiple deliverables.

In general, amounts become billable to the customer pursuant to contractual terms such as, for example, upon achievement of milestones in accordance with predetermined payment schedules. Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized to date that was not billed at the balance sheet date. The majority of these amounts were billed in the subsequent month.

Billings in excess of costs and estimated earnings on uncompleted contracts represent amounts billed to customers for which revenue has not been recognized at the balance sheet date.

The majority of our contracts can be terminated by the customer either immediately or upon notice.  The contracts generally provide for recovery of costs incurred, including the costs to wind down the study, and payment of fees earned to date.

Restricted Cash - Investigator Advances

We often receive payments from our clients as part of long-term contracts which require a separate cash account to be utilized for payment of investigator fees.  As of June 30, 2007, the balance of these amounts totaled $0.1 million.  These amounts are included in customer advances in the accompanying balance sheets.

Collectibility of Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of clients to make required payments. This allowance is based on current accounts receivable, historical collection experience, current economic trends, and changes in client payment patterns. Management reviews the outstanding receivables on a monthly basis to determine collectibility and to determine if proper reserves are established for uncollectible accounts. Receivables that are deemed to not be collectible are written off against the allowance for doubtful accounts.

Reimbursable Out-of-Pocket Expenses

On behalf of our clients, we pay fees and other out-of-pocket costs for which we are reimbursed at cost, without mark-up or profit. Effective January 1, 2002, in connection with the required implementation of Financial Accounting Standards Board Emerging Issues Task Force Rule No. 01-14 (“EITF 01-14”), “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” out-of-pocket costs are now included in operating expenses, while the reimbursements received are reported separately as reimbursement revenue in the consolidated statements of operations.

In accordance with the Financial Accounting Standards Board Emerging Issues Task Force Rule No. 99-19 (“EITF 99-19”), “Reporting Revenue Gross as a Principal versus Net as an Agent,” as is customary in the industry, we exclude from revenue and expense in the consolidated statements of operations fees paid to investigators and the associated reimbursement where we act as an agent on behalf of the company sponsors with regard to such payments.  These investigator fees are not reflected in our reimbursement revenue or reimbursable out-of-pocket expenses.  The amounts of these investigator fees were $1.0 million and $0.1 million for the six months ended June 30, 2007 and 2006, respectively.

Concentration of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and costs and estimated earnings in excess of related billings on uncompleted contracts. Our clients consist primarily of a small number of companies within the pharmaceutical, biotechnology and medical device industries. These industries may be affected by general business and economic factors, which may impact accounts receivable, and costs and estimated earnings in excess of billings on uncompleted contracts.  As of June 30, 2007, the total of gross accounts receivable and costs in excess of related billings on uncompleted contracts was $6.8 million. Of this amount, approximately 17% was due from one customer. As of December 31, 2006, the total of gross accounts receivable and costs in excess of related billings on uncompleted contracts was $7.9 million. Of this amount, approximately 36% was due from one customer. Management believes that concentrations of credit risk with respect to our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts are mitigated, to some degree, because a majority of our exposure is with large, well established companies.

Finite Life Intangible Assets

The company accounts for finite life intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Accordingly, finite life intangibles are amortized over their estimated useful lifes which range between 1 and 10 years. This standard requires that finite life intangibles be tested for impairment at least annually. Any such impairment is required to be recorded as a charge to operations. At June 30, 2007 and 2006, respectively, the Company had no impairment in the carrying value of its finite life intangibles.

Goodwill

The Company accounts for goodwill as an indefinite life intangible asset in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”  As such, the standard requires that goodwill be tested for impairment at least annually. Any such impairment is required to be recorded as a charge to operations. At June 30, 2007 and 2006, respectively, the Company had no impairment in the carrying value of its goodwill.

Share-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”) using the Modified Prospective Approach. SFAS 123R revises SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”).  SFAS No. 123R requires the costs for all share-based payments to employees, including grants of employee stock options, to be recognized in financial statements based on their fair values at grant date, or the date of later modification, over the requisite period.  In addition, SFAS No. 123R requires unrecognized cost related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite period.

Income Taxes

Deferred income taxes are provided under the liability method. The liability method requires that deferred tax assets and liabilities be determined based on the difference between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. In estimating future tax consequences, we generally consider all expected future events other than the enactment of changes in tax law or rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

Recent Accounting Pronouncements

FIN No. 48

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN48”), effective for fiscal years beginning after December 15, 2006.  FIN48 prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing, and measuring tax positions for financial statement purposes, and requires companies to make disclosures about uncertain tax positions, including detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition.  The Company adopted the provisions of FIN48 on January 1, 2007.  The adoption of FIN48 did not have a material impact on our financial position or results of operations.

At January 1, 2007, the Company had unrecognized tax benefits of $2.9 million. The Company has a valuation allowance against the full amount of its net deferred taxes.  It is the Company’s policy to provide a valuation allowance against deferred tax assets when it is more likely than not that some portion, or all of, its deferred tax assets will not be realized.  Future changes to the unrecognized tax benefit will not have a material impact on the Company’s effective tax rate due to the existence of the full valuation allowance.  The Company does not reasonably anticipate the unrecognized tax benefit to change significantly within the next twelve months.

It is the Company’s policy to file its tax returns as prescribed by the tax laws of the jurisdictions in which it operates.  The Company is currently not under examination by any federal, state or local taxing jurisdiction.  The 2002 to 2006 tax years for which the Company has filed tax returns with federal, state and local taxing jurisdictions remain subject to examination.  In the normal course of business, the Company conducts operations in various state and local taxing jurisdictions.  The Company may have exposure for examination or tax assessment by a state or local taxing jurisdiction where it has not historically filed tax returns. The Company believes any such potential tax assessment would not have a material impact on the financial position or the results of operations of the Company.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact of adopting SFAS No. 157; however, we do not expect it to have a material impact on our consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value.  This standard also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact of adopting SFAS No. 159; however, we do not expect it to have a material impact on our consolidated financial statements.

Results of Operations

Three Months Ended June 30, 2007 Compared With Three Months Ended June 30, 2006

Net service revenue for the three months ended June 30, 2007 increased $4.6 million to $9.3 million as compared to $4.7 million for the three months ended June 30, 2006, an increase of 95%. The increase in net service revenues was primarily related to a $6.2 million increase in our clinical research operation net services revenues, offset partially by a $1.7 million decrease in staffing services net service revenues.

Clinical research net service revenue for the three months ended June 30, 2007 increased to $7.6 million from $1.4 million for the three months ended June 30, 2006. The increase in clinical research operations net service revenue was primarily due to the increased net service revenues associated with the business acquired from Averion Inc.  Averion Europe contributed $0.4 million in clinical research net service revenue during the three months ended June 30, 2007 compared with zero for the three months ended June 30, 2006.

Staffing services net service revenue for the three months ended June 30, 2007 decreased to $1.6 million from $3.3 million for the three months ended June 30, 2006, a decrease of 51%.  We have experienced significant turnover of our sales and marketing staff in this business segment.  For this reason, service renewals and new business awards have declined which has resulted in a reduction in net staffing service revenues.  Management has refocused its sales and marketing efforts in this business segment by reorganizing its management structure, hiring an experienced sales executive and implementing a targeted sales approach.  Management anticipates the level of net staffing service revenue for the remainder of 2007 will be dependent upon the outcome of the refocused sales and marketing efforts.  Despite these efforts, there is no assurance that we will be able to successfully obtain new staffing services business.  As a result, we have begun assessing, and will continue to assess, strategic alternatives for the staffing services business segment.

Direct expenses consist primarily of compensation, related payroll taxes and fringe benefits for our project-related staff and contracted personnel, and other expenses directly related to specific contracts. Direct expenses increased by $2.5 million to $5.8 million for the three months ended June 30, 2007 from $3.3 million for the three months ended June 30, 2006. The increase in direct expenses in 2007 was comprised of a $3.6 million increase in clinical research direct expenses and a $1.1 million decrease in staffing services direct expenses.  Direct expenses as a percentage of net service revenues were 62% for the three months ended June 30, 2007 as compared to 69% for the three months ended June 30, 2006.  The improvement in direct expenses as a percentage of net service revenues was principally due to the increased proportion of clinical research direct expenses to total direct expenses for the three months ended June 30, 2007 as compared to the three months ended June 30, 2006.  Direct expenses as a percentage of net service revenue in the clinical research segment are lower than direct expenses as a percentage of net service revenue in the staffing services segment as the mark-up on clinical research services is generally higher than those in the staffing services segment.

Clinical research direct expenses increased to $4.6 million for the three months ended June 30, 2007 from $1.0 million for the three months ended June 30, 2006. The increase in clinical research direct expenses was primarily due to the increased personnel costs associated with the net service revenues acquired from Averion Inc. in 2006.  Further, Averion Europe incurred $0.5 million in direct expenses during the three months ended June 30, 2007 as compared to zero for the three months ended June 30, 2006.  As a percentage of net service revenues, clinical research direct expenses decreased to 60% for the three months ended June 30, 2007 from 69% for the three months ended June 30, 2006.  The improvement in clinical research direct expenses as a percentage of net service revenues was principally the result of an increase in the number of clinical studies, primarily obtained through the acquisition of Averion Inc., with higher mark-ups and an increase in staff utilization on clinical study activities.

Staffing services direct expenses decreased to $1.2 million for the three months ended June 30, 2007 from $2.3 million for the three months ended June 30, 2006. Fluctuations in client requests for services impact our staffing services direct expenses. The majority of our staffing services direct expense represents the cost for contractors who are typically compensated by the hour. Therefore, direct expenses fluctuate in direct proportion to net service revenues.  Staffing services direct expenses as a percentage of net service revenues were 71% for the three months ended June 30, 2007 as compared to 69% for the three months ended June 30, 2006.

Selling, general and administrative expenses included the salaries, wages, and benefits of all administrative, finance, information technology and business development personnel and all support and overhead expenses not directly related to specific contracts. Selling, general and administrative expenses for the three months ended June 30, 2007 were $3.5 million or 37% of net service revenue, as compared to $2.3 million, or 47% of net service revenue, for the three month period ended June 30, 2006. The increase in expenses of $1.2 million was the result of the increased cost structure associated with the Averion Inc. acquisition and expenses associated with supporting a larger organization offset partially by a reduction in accrued relocation costs to former officers of $0.2 million.  Excluding this offset, selling, general and administrative expenses for the three months ended June 30, 2007 were $3.7 million, or 40% of net service revenue.  Additionally, Averion Europe incurred $0.3 million in selling, general and administrative expenses during the three months ended June 30, 2007 as compared to zero for the three months ended June 30, 2006.  The improvement in selling, general, and administrative expenses as a percentage of sales for the three months ended June 30, 2007 as compared to the three months ended June 30, 2006 was principally the result of increased net service revenues which offset the effects of a 54% increase in selling, general and administrative expenses.

We implemented plans to restructure our staffing services segment in order to improve operating efficiencies and reduce costs.  Under such plan, we reduced our staffing services employee base.  We incurred $0.3 million of restructuring charges for associated pay and benefits for effected staffing services personnel in the quarter ended June 30, 2007.  As of June 30, 2007, we had payment obligations of $0.3 million.  We expect to make the associated payments over the next 12 months.  We have begun evaluating, and will continue to evaluate, strategic alternatives to mitigate the adverse financial impact of our staffing services business segment on the Company.

Depreciation expense increased to $177,000 for the three months ended June 30, 2007 as compared to $33,000 for the three months ended June 30, 2006. This increase was primarily the result of the additional depreciation associated with the fixed assets acquired in the Averion Inc. merger.

Amortization expense increased to $200,000 for the three months ended June 30, 2007 as compared to $79,000 for the three months ended June 30, 2006, primarily due to the values assigned to finite life intangibles in connection with the Averion Inc. merger.

Interest expense increased to $147,000 for the three months ended June 30, 2007 as compared to $12,000 for the same the three months ended June 30, 2006, due to the increase in the principal amount outstanding as a result of the notes issued in connection with the recent merger and acquisition activity.

The net loss for the three months ended June 30, 2007 decreased to $0.6 million or $0.00 per basic and fully diluted share, as compared to a net loss of $0.9 million, or $0.01 per basic and fully diluted share, for the three months ended June 30, 2006. The increase in weighted average number of basic and fully diluted common shares outstanding was the primary reason for the decrease in net loss per share.

Six Months Ended June 30, 2007 Compared With Six Months Ended June 30, 2006

Net service revenue for the six months ended June 30, 2007 increased $8.6 million to $18.1 million as compared to $9.5 million for the six months ended June 30, 2006, an increase of 90%. The increase in net service revenues was primarily related to a $11.8 million increase in our clinical research operation net services revenues, offset partially by a $3.2 million decrease in staffing services net service revenues.

Clinical research net service revenue for the six months ended June 30, 2007 increased to $14.4 million from $2.6 million for the six months ended June 30, 2006. The increase in clinical research operations net service revenue was primarily due to the increased net service revenues associated with the business acquired from Averion Inc.  Averion Europe contributed $0.5 million in clinical research net service revenue during the six months ended June 30, 2007 compared with zero for the six months ended June 30, 2006.

Staffing services net service revenue for the six months ended June 30, 2007 decreased to $3.7 million from $6.9 million for the six months ended June 30, 2006, a decrease of 46%.  We have experienced significant turnover of our sales and marketing staff in this business segment.  For this reason, service renewals and new business awards have declined which has resulted in a reduction in net staffing service revenues.  Management has refocused its sales and marketing efforts in this business segment by reorganizing its management structure, hiring an experienced sales executive and implementing a targeted sales approach.  Management anticipates the level of net staffing service revenue for the remainder of 2007 will be dependent upon the outcome of the refocused sales and marketing efforts.  Despite these efforts, there is no assurance that we will be able to successfully obtain new staffing services business.  As a result, we have begun assessing, and will continue to assess, strategic alternatives for the staffing services business segment.

Direct expenses consist primarily of compensation, related payroll taxes and fringe benefits for our project-related staff and contracted personnel, and other expenses directly related to specific contracts. Direct expenses increased by $4.8 million to $11.7 million for the six months ended June 30, 2007 from $6.9 million for the six months ended June 30, 2006. The increase in direct expenses in 2007 was comprised of a $7.0 million increase in clinical research direct expenses and a $2.2 million decrease in staffing services direct expenses.  Direct expenses as a percentage of net service revenues were 65% for the six months ended June 30, 2007 as compared to 73% for the six months ended June 30, 2006.  The improvement in direct expenses as a percentage of net service revenues was principally due to the increased proportion of clinical research direct expenses to total direct expenses for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006.  Direct expenses as a percentage of revenue in the clinical research segment are lower than direct expenses as a percentage of revenue in the staffing services segment as the mark-up on clinical research services is generally higher than those in the staffing services segment.

Clinical research direct expenses increased to $9.1 million for the six months ended June 30, 2007 from $2.1 million for the six months ended June 30, 2006. The increase in clinical research direct expenses was primarily due to the increased personnel costs associated with the net service revenues acquired from Averion Inc. in 2006.  Further, Averion Europe incurred $0.7 million in direct expenses during the six months ended June 30, 2007 as compared to zero for the six months ended June 30, 2006.  As a percentage of net service revenues, clinical research direct expenses decreased to 63% for the six months ended June 30, 2007 from 81% for the six months ended June 30, 2006.  The improvement in clinical research direct expenses as a percentage of revenues was principally the result of an increase in the number of clinical studies, primarily obtained through the acquisition of Averion Inc., with higher mark-ups and an increase in staff utilization on clinical study activities.

Staffing services direct expenses decreased to $2.6 million for the six months ended June 30, 2007 from $4.8 million for the six months ended June 30, 2006. Fluctuations in client requests for services impact our staffing services direct expenses. The majority of our staffing services direct expense represents the cost for contractors who are typically compensated by the hour. Therefore, direct expenses fluctuate in direct proportion to net service revenues.  Staffing services direct expenses as a percentage of net service revenues were 71% for the six months ended June 30, 2007 as compared to 70% for the six months ended June 30, 2006.

Selling, general and administrative expenses included the salaries, wages, and benefits of all administrative, financial and business development personnel and all support and overhead expenses not directly related to specific contracts. Selling, general and administrative expenses for the six months ended June 30, 2007 were $7.1 million or 39% of net service revenue, as compared to $4.3 million or 45% of net service revenue for the six month period ended June 30, 2006. The increase in expenses of $2.8 million was the result of the increased cost structure associated with the Averion Inc. acquisition and expenses associated with supporting a larger organization offset partially by a reduction in accrued relocation costs to former officers of $0.2 million.  Excluding this offset, selling, general and administrative expenses for the six months ended June 30, 2007 were $7.3 million or 40% of net service revenue.  Additionally, Averion Europe incurred $0.6 million in selling, general and administrative expenses during the six months ended June 30, 2007 as compared to zero for the six months ended June 30, 2006.  The improvement in selling, general, and administrative expenses as a percentage of sales for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 was principally the result of increased net service revenues which offset the effects of a 64% increase in selling, general and administrative expenses.

We have implemented plans to reduce our workforce in order to improve operating efficiencies and reduce costs across our business.  We expect these changes to allow us to better compete in the marketplace. Under such plans, our active clinical research employee base declined by approximately 13%. The reduction of our workforce was completed during the six months ended June 30, 2007.  We incurred $1.0 million of restructuring charges for associated pay and benefits for affected personnel in the six months ended June 30, 2007.  During this period, we made associated payments of $0.4 million and had payment obligations of $0.6 million as of June 30, 2007.  We expect to make the remainder of the associated payments over the next 9 months.  Through these reductions, we expect to generate savings in annualized operating expenses of approximately $2.5 million.

We have also implemented plans to restructure our staffing services segment in order to improve operating efficiencies and reduce costs.  Under such plan, we reduced our staffing services employee base.  We incurred $0.3 million of restructuring charges for associated pay and benefits for affected staffing services personnel in the six months ended June 30, 2007.  As of June 30, 2007, we had payment obligations of $0.3 million.  We expect to make the associated payments over the next 12 months.  We have begun evaluating, and will continue to evaluate, strategic alternatives to mitigate the adverse financial impact of our staffing services business segment on the Company.

Depreciation expense increased to $0.4 million for the six months ended June 30, 2007 as compared to $0.1 million  for the six months ended June 30, 2006. This increase was primarily the result of the additional depreciation associated with the fixed assets acquired in the Averion Inc. merger.

Amortization expense increased to $0.4 million for the six months ended June 30, 2007 as compared to $0.1 million for the six months ended June 30, 2006, primarily due to the values assigned to finite life intangibles in connection with the Averion Inc. merger.

Interest expense increased to $0.3 million for the six months ended June 30, 2007 as compared to $21,000 for the six months ended June 30, 2006, due to the increase in the principal amount outstanding as a result of the notes issued in connection with the recent merger and acquisition activity.

The net loss for the six months ended June 30, 2007 increased to $2.6 million, or $0.00 per basic and fully diluted share, as compared to a net loss of $1.8 million, or $0.03 per basic and fully diluted share, for the six months ended June 30, 2006. The increase in weighted average number of basic and fully diluted common shares outstanding was the primary reason for the decrease in net loss per share.

Liquidity and Capital Resources

Our primary cash needs are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, acquisition and transaction related costs, capital expenditures, and facilities-related expenses. The CRO industry is generally not capital intensive.  Our principal source of cash is from contracts with clients. If we are unable to generate new contracts with existing and new clients and/or if the level of contract cancellations increases, revenues and cash flow will be adversely affected. Absent a material adverse change in the level of our new business bookings or contract cancellations, we believe that our existing capital resources together with cash flow from operations will be sufficient to meet our foreseeable cash needs for the next twelve months. However, if we significantly expand our business through acquisitions and/or continue to incur a loss from operations, we may need to raise additional funds through the sale of debt or equity securities.

Our contracts generally require a portion of the contract amount to be paid upon contract execution.  Additional payments are generally billed monthly on a time and materials basis, on a per unit basis, or based upon negotiated performance milestones throughout the life of the contract, resulting in a low volume of large-dollar receipts.  Accordingly, cash receipts do not necessarily correspond to costs incurred or to revenue recognized.

Our net cash used by operating activities was $0.4 million for the six months ended June 30, 2007, compared with net cash used by operating activities of $0.8 million for the six months ended June 30, 2006. The improvement in our net loss, excluding the effects of certain non-cash items, was the primary reason for the decrease in cash used by operating activities.  During the six months ended June 30, 2007, approximately $1.3 million in cash was used to fund the cash requirements of Averion Europe GmbH.

The number of days sales outstanding (DSO) in accounts receivable, costs and estimated earnings in excess of related billings, customer advances, and billings in excess of related costs will fluctuate due to the timing and size of billings and cash receipts.  At June 30, 2007, our DSO was 21 days compared to 32 days at June 30, 2006 and 35 days at December 31, 2006.  The decrease in DSO is primarily due to an increased focus on cash management and, in particular, cash collections.  Gross accounts receivable decreased $0.7 million to $5.2 million at June 30, 2007 from $5.9 million at December

31, 2006.  The decrease in gross accounts receivable was primarily due to the timing of billings on ongoing contracts and an increase in collections related to billings on ongoing contracts.

Costs and estimated earnings in excess of related billings on uncompleted contracts decreased $0.3 million to $1.6 million at June 30, 2007 from $1.9 million at December 31, 2006.  The decrease primarily represents timing differences between revenue recognized and the timing of billings.  At June 30, 2007, approximately 46% of the total costs and estimated earnings in excess of related billings on uncompleted contracts were attributable to three (3) client balances.  These three (3) client balances represented 16%, 16% and 14% of the total, respectively.

Billings in excess of costs and estimated earnings on uncompleted contracts decreased $1.1 million to $2.9 million at June 30, 2007 from $4.0 million at December 31, 2006.  The decrease primarily represents a reduction in the volume and amount of initial payments made upon contract execution and the difference in timing of application of the initial payments previously received.

Net cash used by investing activities was $0.4 million for the six months ended June 30, 2007, compared with net cash used by investing activities of $0.1 million for the six months ended June 30, 2006. During the six months ended June 30, 2007, expenditures of $0.1 million and $0.1 million were incurred for the purchase of a new financial system and equipment to support European operations, respectively.

Net cash used by financing activities was $0.3 million for the six months ended June 30, 2007, compared with net cash used by financing activities of $32,000 for the six months ended June 30, 2006.  The increase in cash used by financing activities was the result of an increase in payments on notes payable.

As a result of these cash flows, our cash and cash equivalents balance at June 30, 2007 was $7.0 million as compared to $8.1 million at December 31, 2006.

We intend to use our cash for general working capital purposes, improvements to our technical infrastructure, and to support our acquisition strategy. As we search for additional acquisition opportunities to enhance the services we provide, we expect to utilize both cash and stock to fund the acquisitions. We may also seek to obtain additional debt or equity financing in order to support the growth and increase the value of our business.

Off Balance Sheet Financing Arrangements

As of June 30, 2007, we did not have any off-balance sheet financing arrangements or any equity ownership interests in any variable interest entity or other minority owned ventures.

Forward-Looking Statements

This Form 10-QSB includes “forward-looking statements.”  All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-QSB which address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), finding suitable merger or acquisition candidates, strategic alternatives related to our staffing services business segment, expansion and growth of our business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

However, whether actual results or developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by us; changes in laws or regulation; and other factors, most of which are beyond our control.

Forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “plans,” “may,” “will,” or similar terms. These statements appear in a number of places in this Form 10-QSB and include statements regarding the intent, belief or current expectations of the Company, our directors or our officers with respect to, among other things: (i) trends affecting our financial condition or results of operations for our limited history; and (ii) our business and growth strategies. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, potential fluctuations in quarterly operating results and expenses, government regulation, technological change and competition.  We refer you to the cautionary statements and risk factors set forth in the documents we file from time to time with the SEC, particularly our Annual Report on Form 10-KSB for the year ended December 31, 2006 filed on March 30, 2007.

Consequently, all of the forward-looking statements made in this Form 10-QSB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequence to or effects on us or our business or operations. We assume no obligation to update any such forward-looking statements.

ITEM 3. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this report.

Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-QSB, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures. Our quarterly evaluation of disclosure controls and procedures includes an evaluation of some components of our internal control over financial reporting.

The evaluation of our disclosure controls and procedures included a review of the controls’ objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Form 10-QSB. During the course of our evaluation of our controls, we advised the audit committee of our board of directors that we had identified certain issues that on an accumulated basis rose to the level of a “material weakness” in our disclosure controls and related internal controls. A “material weakness” is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

Specifically, we identified the following items that each individually constitute a significant deficiency and collectively constitute a material weakness:

•                                          Insufficient numbers of personnel having appropriate knowledge, experience and training in the application of GAAP, and to provide effective oversight, review of financial transactions and reporting responsibilities of an SEC registrant;

•                                          Inadequate preventative controls within the general ledger system to provide a reliable audit trail without adequate compensating controls due to a lack of segregation of duties and experience within the accounting department;

•                                          Ineffective or inadequate accounting policies to ensure the proper and consistent application of GAAP throughout the organization;

•                                          Ineffective or inadequate controls over the timing of the recognition of revenue; and

•                                          Inadequate integration of financial reporting with respect to business segments and our European operations.

Due to the foregoing items and potential impact on the financial statements and disclosures and the importance of the annual and interim financial closing and reporting process, in the aggregate, there is more than a remote likelihood that a material misstatement of the annual financial statements would not have been prevented or detected. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of June 30, 2007.

To address the material weakness described above, we have taken, or plan to take, the following remedial actions:

•                                          We hired additional key personnel, including a new CFO, into our accounting and finance department which has improved segregation of duties within the department;

•                                          We began implementing a plan to consolidate key accounting and finance functions of the Company’s two operating segments;

•                                          We purchased a new enterprise resource planning (ERP) and financial reporting software system which we plan to begin using in the first quarter of 2008;

•                                          We have developed and disseminated critical accounting policies and procedures to the accounting staff; and

•                                          We have engaged a third party consulting firm to assist us with documentation and evaluation of our internal control over financial reporting in conjunction with our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

As we continue to evaluate and review our remediation process, we may modify our present intentions and conclude that additional or different actions would better serve the remediation of our material weakness. We expect that the remediation of our material weakness as described above will not be fully completed during 2007. The material weakness will not be completely remediated until the applicable remedial measures operate for a period of time, such procedures are tested and management has concluded that the procedures are operating effectively.

Internal Control Over Financial Reporting

There were no significant changes made in our internal control over financial reporting during the six months ended June 30, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as all the remedial measures have not been fully implemented or have not operated for a significant period of time.  Although we have addressed several of the internal control weaknesses that existed during earlier reporting periods, the remaining weaknesses are significant and continue to materially affect our internal control over financial reporting. However, we do intend to take additional remedial action related to our material weakness described above which may result in a significant change to our internal controls over financial reporting in the future.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in various legal actions arising in the normal course of our business. We believe that the outcome of these matters will not have a material adverse effect on our financial position or results of operation.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We held an Annual Meeting of Stockholders of the Company on May 23, 2007 (the “Annual Meeting”).  The results of the vote on all items voted upon at the Annual Meeting were previously reported in our Current Report on Form 8-K filed on May 30, 2007 which is incorporated herein by reference.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

(a)  Exhibits

Exhibit Number	Title of Document

31.1	Certification of the Chief Executive Officer pursuant to Exchange Act rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Chief Financial Officer pursuant to Exchange Act rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Averion International Corp.
(Registrant)

Dated: August 14, 2007	By:	/s/ Dr. Philip T. Lavin
Dr. Philip T. Lavin
Chief Executive Officer

Dated: August 14, 2007	By:	/s/ Christopher G. Codeanne
Christopher G. Codeanne
Chief Financial Officer

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO EXCHANGE ACT RULE 13A-14(a) AND 15D-14(a) AS ADOPTED

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Dr. Philip T. Lavin, certify that:

1.      I have reviewed this Quarterly Report on Form 10-QSB of Averion International Corp.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.      The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.      The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and to the audit committee of the small business issuer’s board of directors (or persons fulfilling the equivalent function):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: August 14, 2007	By:	/s/ Dr. Philip T. Lavin
Dr. Philip T. Lavin
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO EXCHANGE ACT RULE 13A-14(a) AND 15D-14(a) AS ADOPTED

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Christopher G. Codeanne, certify that:

1.      I have reviewed this Quarterly Report on Form 10-QSB of Averion International Corp.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.      The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.      The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and to the audit committee of the small business issuer’s board of directors (or persons fulfilling the equivalent function):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: August 14, 2007	By:	/s/ Christopher G. Codeanne
Christopher G. Codeanne
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Averion International Corp. (the “Company”), on Form 10-QSB for the period ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. Philip T. Lavin, Chief Executive Officer of the Company, for the period ended June 30, 2007, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 14, 2007	By	/s/ Dr. Philip T. Lavin
Dr. Philip T. Lavin
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Averion International Corp. (the “Company”), on Form 10-QSB for the period ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Christopher G. Codeanne, Chief Financial Officer of the Company, for the period ended June 30, 2007, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 14, 2007	By:	/s/ Christopher G. Codeanne
Christopher G. Codeanne
Chief Financial Officer